Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 10, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, on December 9, 2019, two subsidiaries of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”) and Galicia Administradora de Fondos S.A. (“GAF”), as depositary and administrator, respectively, of certain FIMA mutual funds, have each entered into an agreement (the “Agreement”) with (i) Patente de Valores S.A., (ii) Portfolio Personal S.A., (iii) R. Zeni y Cia. S.A.C.I.A.F.E.I. and (iv) Galicia Valores S.A. for certain allocation and integral distribution services to be provided by such companies.

The Agreement provides for a five-year term, and the FIMA mutual funds for which allocation and integral distribution services will be provided for are: (i) Fima Premium, (ii) Fima Ahorro Pesos, (iii) Fima Ahorro Plus, (iv) Fima Renta en Pesos, (v) Fima Renta Plus, (vi) Fima Capital Plus, (vii) Fima Renta Dólares I, (viii) Fima Renta Dólares II, (ix) Fima Acciones, (x) Fima PB Acciones, (xi) Fima Renta Fija Internacional, (xii) Fima Acciones Latinoamérica, (xiii) Fima Abierto Pymes and (xiv) Fima Mix I.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com